Exhibit 99.1

Important Information for Publicis Groupe S.A. Stockholders

The financial information filed in this exhibit to Report on Form 6-K has been prepared in accordance with generally accepted accounting principles in France. No discussion of material variations from U.S. generally accepted accounting principles or quantified reconciliations is included.





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I - COMPARATIVE BILLINGS DECEMBER 31, 2000 AND 1999 - PARENT COMPANY ONLY
(NON CONSOLIDATED)


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                                             in thousands of euros
                                    ----------------------------------------
                                           2000                1999
----------------------------------------------------------------------------
      BILLINGS
      AND OTHER REVENUES
           First quarter                   2,582               2,419
           Second quarter                  2,933               2,572
           Third quarter                   2,283               2,498
           Fourth quarter                  3,822               3,423


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           Total                          11,620              10,911

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      INCOME FROM INVESTMENT
      PORTFOLIO
           First quarter                     587                 638
           Second quarter                 12,275               8,255
           Third quarter                     980                 684
           Fourth quarter                 20,479                 800

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           Total                          34,321              10,377

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      OTHER FINANCIAL INCOME
           First quarter                     130                 754
           Second quarter                  4,101                 117
           Third quarter                   2,970                  81
           Fourth quarter                  3,236                 999

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           Total                          10,437               1,951

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           Overall total                  56,378              23,239

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II - CONSOLIDATED BILLINGS FOR PUBLICIS GROUPE S.A.


--------------------------------------------------------------------------------
                              BILLINGS IN THOUSANDS OF         % CHANGE
                                       EUROS
                             ---------------------------------------------------

                              12/31/2000   12/31/1999     Actual      At same
                                                                     structure
                                                                        and
                                                                      exchange
                                                                       rates
                             ---------------------------------------------------

First quarter                 2,006,198     1,335,788        50%         13%
Second quarter                2,562,583     1,861,642        38%         16%
Third quarter                 2,675,923     1,473,802        82%         14%
Fourth quarter                4,560,850     2,189,079       108%         15%


                             ---------------------------------------------------
Total                        11,805,554     6,860,311        72%         15%
--------------------------------------------------------------------------------



III - ANALYSIS OF BILLINGS BY SECTOR OF ACTIVITY


--------------------------------------------------------------------------------
                              BILLINGS IN THOUSANDS OF         % CHANGE
                                       EUROS
                             ---------------------------------------------------
                              12/31/2000   12/31/1999     Actual      At same
                                                                     structure
                                                                        and
                                                                     exchange
                                                                       rates
                             ---------------------------------------------------
Communications:
   - Europe                   4,259,033     3,688,843        15%         14%
   - North America            4,191,645     1,847,354       127%         15%
   - Asia Pacific               721,578       516,572        40%         36%
   - Latin America - Others     464,566       381,178        22%          0%
Inter-group operations          (30,690)      (31,392)
                             ...................................................
TOTAL COMMUNICATIONS          9,606,132     6,402,555        50%         15%
Media and media space sales     551,612       470,045        17%         17%
Other activities                 37,902        37,375         1%          7%
                             ...................................................
Total billings               10,195,646     6,909,975
Inter group operations          (58,953)      (49,664)
                             ---------------------------------------------------
CONSOLIDATED TOTAL (BEFORE   10,136,693     6,860,311        48%         16%
SAATCHI)

--------------------------------------------------------------------------------
Saatchi & Saatchi (1)         1,668,861             _         N.A.       10%
--------------------------------------------------------------------------------
TOTAL PUBLICIS GROUPE S.A.   11,805,554     6,860,311        72%         15%
--------------------------------------------------------------------------------




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(1) Following the acquisition of Saatchi & Saatchi Group completed early
September 2000, consolidated billings for the year 2000 include billings made by Saatchi & Saatchi Group (excluding Zenith Media) for the four last months of the year 2000.

For information, the consolidated billings of Saatchi & Saatchi Group (excluding Zenith Media) generated during the year 2000 amount to 4,800,000 thousand euros compared to 4,015,000 thousand euros for 1999, representing a growth of 20 percent (10 per cent at same structure and exchange rates).